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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                Form 20-F   X                   Form 40-F
                          -----                           ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes                             No    X
                    -----                           ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

               Yes                              No    X
                    -----                           ------

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes                              No    X
                    -----                           ------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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

Endesa 9 Months 2003 Consolidated Results; Net Income Was Euro 1,145 Million, a 3.9% Increase over the Same Period of 2002

    NEW YORK--(BUSINESS WIRE)--Oct. 22, 2003--Endesa (NYSE: ELE):



        Debt Was Reduced by Euro 4,769 Million, or 21%, in the
                       First Nine Months of 2003

    -- Euro 1,104 million of net profits came from Endesa's core business, the Spanish electricity business, Euro 48 million corresponded to Latin America, a Euro 158 million improvement over the first nine months of 2002 and Euro 29 million came from European business. It should be underlined that this evolution marked major improvements since September 2002 when both, Latin-American and European businesses, reported losses.

    -- Other businesses, basically telecoms, posted losses of Euro 36 million, a major recovery given that a year earlier these businesses showed losses of Euro 105 million.

    -- In like-for-like terms, i.e. stripping out the net effect of capital gains and extraordinary provisions in both periods, net profits for the first nine months of 2003 were 85.4% higher. This is mainly due to the lack of the negative financial impact occurred in 2002, primarily in Latin-America.

    -- Ordinary income were Euro 1,548 million, an increase of Euro 1,235 million on the same period of 2002.

    -- This growth reflects the good operating performance of the company and the major improvement in the quality of its earnings.

    -- Operating income for the first nine months of 2003 were Euro 2,295 million, growth of 1.4% versus the same period of 2002.

    -- Operating income in the Spanish electricity business were Euro 1,313 million, an increase of 11.5% on the same period of 2002.

    -- This result was made on a better hydro scenario early in the year and strong demand growth (9.4% in the peninsular system and 10.2% in the islands) in the third quarter.

    -- This business's good performance confirms the ability of Endesa's Spanish electricity business to maintain, thanks to its balanced generation mix, steady growth in any hydro conditions.

    -- Elsewhere in Europe, Endesa's electricity business made operating profits of Euro 174 million, an increase of 83.2% versus the first nine months of 2002.

    -- In Latin America, operating profits in the first nine months of 2003 were Euro 791 million, representing a decline of 18.2%, versus the same period of 2002 basically due to the fact that on average the value of local currencies against Euro was lower than in the same period of 2002.

    -- In local-currency terms Endesa's Latin-American electricity business saw its operating profits grow 7.5% in the first nine months of 2003, ratifying the first signs that the region is recovering.

    -- The reduction in debt enabled the company to improve its gearing significantly, from 203% as of December 31, 2002 to 125% as of September 30, 2003.

    -- In the first nine months of 2003 Endesa made investments totalling Euro 1,518 million, a decline of 34.1% with respect to the figure for the same period of 2002.

    -- This reduction in investment, which was outlined in the 2002-2006 Strategic Plan, was consistent with a 10.5% rise in tangible investment in electricity facilities in Spain, particularly investment to improve the quality of electricity supply and to increase installed capacity.

    -- Investment in transmission and distribution facilities totalled Euro 393 million, a rise of 12.6% versus the same period of last year, while in generation amounted to Euro 339 million, a 7.6% more than in the same period of 2002.

    -- Good results from Auna and Smarcom resulted in an improvement of Euro 120 million in its equity-consolidated earnings from these companies versus the corresponding period in the previous year.


    Endesa's (NYSE: ELE) net profit in the first nine months of 2003 was Euro 1,145 million, equal to an EPS of Euro 1.08. Both figures were 3.9% higher than in the same period of 2002.
    In like-for-like terms, i.e. stripping out the net effect of capital gains and extraordinary provisions in both periods, net profits for the first nine months of 2003 were 85.4% higher, mainly due to the lack of the negative financial impact occurred in 2002, primarily in Latin-America.
    Euro 1,104 million of net profits came from Endesa's core business, the Spanish electricity business, Euro 48 million corresponded to Latin America, a Euro 158 million improvement over the first nine months of 2002 and Euro 29 million came from European business. It should be underlined that this evolution marked major improvements since September 2002 when both, Latin-American and European businesses, reported losses.
    Other businesses, basically telecoms, posted losses of Euro 36 million, a major recovery given that a year earlier these businesses showed losses of Euro 105 million.
    Ordinary income were Euro 1,548 million, an increase of Euro 1,235 million on the same period of 2002, when they were Euro 313 million. This significant growth reflects the good operating performance of the company and the major improvement in the quality of its earnings.
    Operating profits for the first nine months of 2003 were Euro 2,295 million, growth of 1.4% versus the same period of 2002.
    This growth was driven by good operating performances in the electricity market, both in Spain and elsewhere in Europe. It offset lower operating profits in Latin American, which were due to the fall in the average value of the region's currencies against Euro in the first nine months of 2003 as compared with the same period of 2002.
    Operating profits in the Spanish electricity business were Euro 1,313 million, an increase of 11.5% on the same period of 2002, even though they do not include the earnings corresponding to the peninsular transmission network, which was sold to Red Electrica de Espana, S.A. (REE) with effect from January 1, 2003.
    The Spanish electricity business enjoyed heavier rainfall early in the year and very strong growth in demand in the third quarter. This business's good performance confirms the ability of Endesa's Spanish electricity business to maintain, thanks to its balanced generation mix, steady growth in any hydro conditions.
    Elsewhere in Europe, Endesa's electricity business made operating profits of Euro 174 million, an increase of 83.2% versus the first nine months of 2002.
    In Latin America, operating profits in the first nine months of 2003 were Euro 791 million, representing a decline of Euro 176 million, or 18.2%, versus the same period of 2002.
    As mentioned above, this decline was due basically to the fact that although Latin American currencies have enjoyed an improved performance in 2003, on average their value was lower than in the same period of 2002.
    But in local-currency terms Endesa's Latin-American electricity business saw its operating profits grow 7.5% in the first nine months of 2003, while in US$, they slipped just 1.7%.
    It should be underlined that the effect of the depreciation suffered by Latin American currencies in 2002 on the operating profits of Endesa's electricity business in the region has now levelled off. Stripping out the effect of the adjustment made in the third quarter of this year due to the agreement reached between CIEN and COPEL, in euros this business's operating profits in the quarter were almost flat on the same period of 2002.
    The company reduced its debt by Euro 4,769million, or 21%, between September 30, 2002 and a year later. With respect to the end of 2002, debt was reduced by Euro 5,884 million, or 24.7%.
    The reduction in debt enabled the company to improve its gearing significantly, from 203% as of December 31, 2002 to 125% as of September 30, 2003.
    Financial results showed an improvement of Euro 1,071 million in January-September 2003 with respect to the same period in 2002. This improvement was due mainly to the reduction in forex differences, which were turned around from a negative Euro 835 million in the first nine months of 2002, to a positive Euro 314 million in the same period of 2003.
    In telecoms, should also be underlined some good results from Auna and Smartcom, allowing Endesa to report an increase of Euro 120 million in its equity-consolidated earnings from these companies versus the corresponding period in the previous year.
    Lastly, in the first nine months of 2003 the company made extraordinary provisions of Euro 217 million for various contingencies.

    1. Main transactions in January-September 2003

    The first nine months of 2003 saw Endesa make further progress in its 2002-2006 Strategic Plan , reaching various landmarks ahead of schedule, especially in the area of strengthening its financial position.
    As regards divestments, in Spain the company finalised the sales of the peninsular transmission network and various real state assets, both agreed in 2002, and it also sold its stake in Repsol, its 7% shareholding in Red Electrica de Espana (REE) and its subsidiary Made Tecnologias Renovables. These operations realised a gross capital gain of Euro 715 million.
    In Latin America, Enersis's divestments in Chile so far this year (distribution company Rio Maipo, the Canutillar hydroelectric facility, transmission assets in the Norte Grande interconnection system and shareholding in Infraestructura 2000) have totalled Euro 384 million. If we include the divested companies' Euro 220 million of debt, this figure is Euro 604 million.
    It should be noted that Endesa's net profits for the first nine months of 2003 do not include any positive effect from the divestments carried out in Latin America since goodwill has been amortised to the sum corresponding to Endesa's part of the capital gain realised by Enersis.
    After these transactions and those carried out in 2002, the company has completed 85% of the divestments set out in its Strategic Plan for the whole of 2002-2006.
    As regards financial operations in the first nine months of the year, Endesa Capital Finance LLC issued preferred shares for Euro 1,500 million that were closed in March and carried out various other long-term financing operations which, in addition to considerably extending the average life of the company's debt, also greatly enhanced the company's liquidity in Spain.
    In Latin America, the first preferential subscription period for Enersis's capital increase, approved at the Extraordinary Shareholders Meeting on March 31, 2003, ended on June 30, raising US$ 1,882 million, representing 94% of the total target.
    Of this sum, minority shareholders invested US$ 663 million, one of the highest level of participations by such shareholders in any capital increase held in Latin America.
    Meanwhile, last May saw the completion of the refinancing of US$ 2,330 million of Enersis and Endesa Chile bank debt. This operation extended the final term of the bank debt to 2008 maintaining the non-recourse to ENDESA as parent company.
    The operations carried out in Latin America during the year mean Enersis's Financial Strengthening Plan, launched in October 2002, has almost been accomplished in just nine months.
    Actions taken in Spain and Latin America to bolster the company's financial position have allowed debt to be cut by Euro 4,769 million and the gearing ratio to the lowered to 125% in the first nine months of 2003, beating the target set for 2004.
    In the first nine months of 2003 Endesa made investments totalling Euro 1,518 million, a decline of 34.1% with respect to the figure for the same period of 2002.
    This reduction in investment, which was outlined in the 2002-2006 Strategic Plan, was consistent with a 10.5% rise in tangible investment in electricity facilities in Spain, particularly investment to improve the quality of electricity supply and to increase installed capacity.
    Specifically, in the first nine months of 2002 investment in transmission and distribution facilities totalled Euro 393 million, a rise of 12.6% versus the same period of last year, while in generation amounted to Euro 339 million, a 7.6% more than in the same period of 2002.
    These generation investments allowed the addition of 902 MW of new capacity to ENDESA's generation portfolio, mainly composed by combined cycles and renewable sources of energy, that is, environmentally-friendly technology.
    It should be reminded that last September Endesa's was included, for the second consecutive year, on the Dow Jones Sustainability World Index (DJSI World), the world's leading index of companies contributing to sustainable growth.

    2. Changes to the consolidated group

    The main changes to the consolidated group to September 30, 2003 were:

    -- After the sale of Enersis's shareholding in Rio Maipo, this company is no longer consolidated on Endesa's 2003 accounts.

    -- As a result of the sale of Endesa's shareholding in Repsol, this company ceased to be consolidated by equity method at the beginning of 2003.

    -- Made Tecnologia Renovables ceased to be consolidated on July 1, 2003 after 100% of this company was sold in the third quarter.

    -- From January 1, 2003 Endesa Gas has been reported on Endesa Red's accounts and not on Endesa Diversificacion's. For this reason, the results of the regulated gas distribution and supply business will be included under the domestic electricity business instead of under "Other businesses", where it was reported on 2002 accounts.

    3. Results analysis

    The table below shows the key figures from Endesa's P&L for the first nine months of 2003 and 2002.


Endesa key P&L data
(Euro million)

----------------------------------------------------------------------
                                   Sept-30th-03  Sept-30th-02  % Chg
----------------------------------------------------------------------
Revenue                                  11,995        12,116    -1.0
----------------------------------------------------------------------
Operating cash flow                       3,475         3,596    -3.4
----------------------------------------------------------------------
Operating profit                          2,295         2,263     1.4
----------------------------------------------------------------------
Ordinary profit                           1,548           313   394.6
----------------------------------------------------------------------
Net profit                                1,145         1,102     3.9
----------------------------------------------------------------------
Cash flow                                 2,831         2,809     0.8
----------------------------------------------------------------------


    3.1 Operating profit

    Endesa's revenues in the first nine months of 2002 totalled Euro 11,995 million, a 1% decline on the same period of 2002.
    Operating profits were Euro 2,295 million, a 1.4% rise on the same period in the previous year.
    The table below shows the breakdown for Endesa's markets and businesses of revenue, cash flow, operating cash flow and operating profits.



                    Spain     Electricity     Latin           Other
                                 Europe      America        businesses
----------------------------------------------------------------------
               (Euro     %   (Euro     %   (Euro     %   (Euro     %
               million)total million)total million)total million)total
----------------------------------------------------------------------
Revenue          7,891 65.8    1,389 11.6    2,598 21.7      117  0.9
----------------------------------------------------------------------
Operating cash
 flow            2,075 59.7      257  7.4    1,103 31.7       40  1.2
----------------------------------------------------------------------
Operating
 profit          1,313 57.2      174  7.6      791 34.5       17  0.7
----------------------------------------------------------------------
Cash flow        1,480 52.3      233  8.2    1,061 37.5       57  2.0
----------------------------------------------------------------------


    3.1.1 The Spanish electricity business

    The first nine months of 2003 divided into two very clearly defined periods for the Spanish electricity business.
    The first part of the year enjoyed heavier rainfall than in the previous year, which was quite dry, resulting in lower pool prices and stranded costs (CTC) collection.
    However, in the third quarter pool prices rose sharply due to strong electricity demand, which required higher variable cost power stations to be brought on stream and raised the system's marginal costs. As a result, sector revenues in the third quarter of 2003 failed to cover the system's costs.
    When calculating annualised CTC revenues the system's deficit in the third quarter was partially offset by the CTCs accrued in the first half.
    Therefore, for the whole of the nine month period no CTC revenues were received and a deficit was generated for an amount of Euro 72 million, of which Euro 29 million correspond to Endesa.
    As in 2002, following prudent accounting policies, Endesa reduced the revenues by an amount equal to its part of the deficit since there are no legal regulations guaranteeing the recovery of the revenues.
    If, at the end of the year, there is still a tariff deficit and regulations state that it will be reimbursed, this deficit will not be deducted from revenues, which would boost operating profits.

    Generation and demand in the Iberian peninsular system

    For the first nine months of 2003, electricity demand on the Iberian peninsular grew 6.5% with respect to the same period of 2002.
    Ordinary regime electricity generation on the Spanish peninsular in the first nine months of 2003 was 5.6% higher than in the same period of 2002. Generation under the special regime increased 16.7% and net imports fell 71.2%.
    The table below shows the structure of peninsular electricity generation for Endesa and the sector as a whole in the first nine months of 2002 and 2003:



Electricity generation structure: Endesa and the Spanish sector (%)
----------------------------------------------------------------------
                         Endesa                      Sector
----------------------------------------------------------------------
                Sept-30th-03 Sept-30th-02  Sept-30th-03  Sept-30th-02
----------------------------------------------------------------------
Nuclear                 33,8         35,3          31,1          32,9
----------------------------------------------------------------------
Coal                    44,5         48,8          37,3          44,7
----------------------------------------------------------------------
Hydro                   14,8          9,6          20,4          10,7
----------------------------------------------------------------------
Fuel-gas                 2,6          4,5           3,6           9,5
----------------------------------------------------------------------
CCGT                     4,3          1,8           7,6           2,2
----------------------------------------------------------------------
Total                  100,0       100,00         100,0         100,0
----------------------------------------------------------------------


    Operating results in ENDESA's electricity business in Spain

    Endesa's Spanish electricity business made operating profits of Euro 1,313 million in the first nine months of 2003, an increase of Euro 135 million, or 11.5%, versus the same period of 2002.
    This growth was driven mainly by the generation business, which included its natural hedging activities, ie CTC, tariff deficit and the supply business.
    In distribution, the regulated margin widened and this in a large extent offset the narrowing caused by the sale of the peninsular transmission network that increased net transmission costs by Euro 43 million. Despite these higher costs, distribution and transmission operating profits were just Euro 12 million lower in the first nine months of 2003 than in the same period in 2002.
    In like-for-like terms, i.e. stripping out the effect of the sale of the peninsular transmission network, the operating profits of Endesa's Spanish electricity business were 15.1% higher than in the same period of 2002.
    Amongst other factors, this increase reflects the company's highly competitive generation mix and its ability to adapt to different rainfall conditions. These factors allow the company's operating results to be more stable than the rest of the sector.
    The main factors driving operating profit growth were the average 1.65% increase in the regulated tariff in 2003 versus 2002, the 5.9% increase in the average price applied to deregulated clients and unchanged fuel costs, despite the 2.9% rise in electricity output on the Spanish peninsular and islands.
    Below we set out a detailed analysis of the various parts that make up Endesa's electricity operating profits.

    Revenues

    Revenues from the Spanish electricity business in the first nine months of 2003 were Euro 7,891 million, slightly higher than the same period in 2002.

    The table below shows their breakdown.



                                         Euro million
----------------------------------------------------------------------
                                  Sept-30th- Sept-30th-   Change   %
                                          03         02           Chg
----------------------------------------------------------------------
Sales                                  7,691      8,162     (471)-5.8
----------------------------------------------------------------------
Tariff deficit                           (29)      (482)     453  N/A
----------------------------------------------------------------------
Coal CTC                                  49         33       16 48.5
----------------------------------------------------------------------
Services                                 180        170       10  5.9
----------------------------------------------------------------------
TOTAL                                  7,891      7,883        8  0.1
----------------------------------------------------------------------


    Sales

    Sales in the Spanish electricity market were Euro 7,691 million, breaking down as follows:



                                                Euro m
----------------------------------------------------------------------
                              Sept-30th-03  Sept-30th-02  Change % Chg
----------------------------------------------------------------------
Peninsular generation                2,343         3,003   (660)-22.0
----------------------------------------------------------------------
Peninsular distribution              3,103         3,313   (210) -6.3
----------------------------------------------------------------------
Supply                               1,044           885    159  18.0
----------------------------------------------------------------------
Non-peninsular systems                 735           651     84  12.9
----------------------------------------------------------------------
Non-peninsular compensation            147           146      1   0.7
----------------------------------------------------------------------
Trading                                 89            86      3   3.5
----------------------------------------------------------------------
Gas*                                   125            44     81   N/A
----------------------------------------------------------------------
Other                                  105            34     71 208.8
----------------------------------------------------------------------
TOTAL                                7,691         8,162   (471) -5.8
----------------------------------------------------------------------


    * After Endesa Red took over the gas distribution business, gas sales for 2003 include both regulated and deregulated sales, while in 2002 they only included sales on the deregulated market.

    Generation

    In the first nine months of 2003, Endesa generated 60,040 GWh of electricity sold on the wholesale market, representing a rise of 1.8% on the same period of 2002. This output represents a market share of 41.2%.
    Although Endesa's output increased 1.8% versus the corresponding period in 2002, generation sales on the peninsular fell 22.0% due to the fact that the average pool price was 24.3% lower than in the same period of 2002.
    This decline in the average price, to Euro cents 3.68 per KWh including capacity payment, was due to lower fuel costs resulting from higher rainfall in the first half of this year.
    However, this decline was partially reversed in the third quarter due to very strong demand for electricity that forced the system to use more expensive fuel, so significantly raising average pool prices.
    However, the fall in generation sales due to lower pool prices was offset by lower fuel costs in peninsular production, better electricity supply margins on the deregulated market and a smaller system deficit. With this, after deductions for the tariff deficit, the gross margin for generation and supply increased by Euro 106 million, or 7%, with respect to the first nine months of 2002.

    Distribution

    Endesa distributed 60,176 GWh of electricity in the first nine months of 2003, an increase of 9.4% on the same period of 2002, representing a 40.2% share of the peninsular distribution market.
    This growth over the January-September period was higher than the average increase in total peninsular demand, again underlining that, generally speaking, the company distributes to the faster growing markets on the peninsular.
    Endesa's distribution sales fell by Euro 210 million over January-September 2003. This decline was due to the lower cost of energy acquired for sale, due mainly to lower pool prices.
    Stripping out the effect of lower energy purchases, the gross distribution margin shows an increase of Euro 6 million, or 0.7%, versus the first nine months of 2002, despite the sale of the peninsular transmission network.

    Supply

    In the first nine months of this year Endesa sold 18,555 GWh to clients on the deregulated market, an increase of 11.3% on the same period of 2002 and representing a market share of 36.8%.
    The rise in energy sold, together with the 5.9% increase in the average price, allowed for growth of 18% in this business's sales to Euro 1,044 million.

    Non-peninsular systems

    Endesa's output in non-peninsular systems was 9,293 GWh in the first nine months of 2003, which was 10.7% more than in the corresponding period of 2002. Demand was up 10.2% for these systems as a whole.
    Thanks to the extensive investment made in new generation facilities in both non-peninsular systems in recent years, the company's generation capacity is able to meet this rapidly growing demand.
    Sales on these markets in the first nine months of the year were Euro 735 million, representing growth of 12.9% on the same period of 2002, as a result basically of this rise in demand.
    Compensation of Euro 147 million was also received, a figure similar to that of January-September 2002.

    Tariff deficit

    As mentioned above, sector revenues in the first nine months of the year did not cover all the system's costs, leaving a deficit, of which Euro 29 million corresponded to Endesa.
    Following prudent accounting policies, Endesa has deducted the deficit from its reported revenues until such time regulation ensures the deficit recovery in the future.
    Meanwhile, in January-September 2003 Euro 84 million was recovered for the tariff deficit and for compensation for non-peninsular systems prior to 2003. Of this amount, Euro 71 million was deducted from the balance of receivables for these items and Euro 13 million was reported as financial revenue corresponding to interest.
    We should note that in the first nine months of 2002 Endesa's tariff deficit totalled Euro 482 million. This amount was deducted from revenues as of September 30, 2002 but then was reinstated as of December 31, 2002 once the Spanish government approved the Royal Decree of this deficit being recovered.

    Operating costs

    The table below shows the breakdown of operating costs for Endesa's Spanish electricity business in the first nine months of 2003 and 2002.


                                        Euro million
                              Sept-30th-03   Sept-30th-02  Change %Chg
----------------------------------------------------------------------
Purchases                            4,783          4,944   (161)-3.3
----------------------------------------------------------------------
 Energy purchases                    3,258          3,581   (323)-9.0
----------------------------------------------------------------------
 Raw materials                       1,140          1,093     47  4.3
----------------------------------------------------------------------
 Transmission and other
  external costs                       385            270    115 42.6
----------------------------------------------------------------------
Depreciation                           762            797    (35)-4.4
----------------------------------------------------------------------
Provisions                              31             32     (1)-3.1
----------------------------------------------------------------------
Personnel                              624            613     11  1.8
----------------------------------------------------------------------
Other operating expenses               531            422    109 25.8
----------------------------------------------------------------------
TOTAL                                6,731          6,808    (77)-1.1
----------------------------------------------------------------------




    Purchases

    Purchases from January to September 2003 were Euro 161 million, or 3.3%, lower than in the same period of 2002. This was due mainly to the following factors:

-- Energy purchases were Euro 323 million, or 9%, lower than in the corresponding period of 2002.

    This decline was achieved despite the rise in energy supplied to final customers, due to the decline in the average generation wholesale price mentioned earlier.

-- Fuel costs were the same than in the first nine months of 2002 despite the 2.9% growth in generation output.

    This was a consequence of the higher proportion of hydro generated electricity in the first nine months of 2003 versus the same period of 2002, offsetting the rise in thermal production in the peninsular system in the third quarter and in the island during the first nine months of 2003, as a consequence of the higher demand.

-- Following the inclusion of Endesa Gas in Endesa Red, gas purchases for regulated sales in the first nine months of 2003 were reported under the company's Spanish electricity business and totalled Euro 28 million (they were reported under "Other businesses" in the same period of 2002).

-- Other purchases, mainly gas for the deregulated market, increasing by Euro 19 million.

-- Electricity transmission costs and other external costs increased by Euro 115 million, mainly due to higher transmission costs caused by the sale of the high-voltage peninsular network. This effect is offset by some positive consequences of such transaction over the operating income. Therefore the net effect of this sale is Euro 42 million over the same period of 2002.


    Personnel expenses

    As of September 30, 2003 Endesa's Spanish electricity business employed 13,573 people, a reduction of 84 with respect to December 31, 2002 after adjusting for the 109 staff members of Endesa Gas who as of December 31, 2002 were reported under "Other businesses".
    In the first nine months of 2003, personnel expenses were Euro 624 million, an increase of 1.8% versus the corresponding period in 2002. This increase was partly due to the inclusion on 2003's Spanish electricity accounts of Endesa Gas's personnel expenses, after it was integrated into Endesa Red.

    Other operating expenses

    Other operating expenses totalled Euro 531 million in the first nine months of 2003, an increase of Euro 109 million with respect to the corresponding period of 2002.

    This rise was due mainly to the following factors:

    -- Expenses for the new businesses reported under the Spanish electricity business (basically CCGTs, gas distribution and the servicing of new retail customers joining the deregulated market) totalled Euro 20 million.

    -- The Euro 25 million rise in tax, mainly due to the public thoroughfare levy.

    -- The Euro 31 million increase in repairs and maintenance due mainly to plans aimed at improving the distribution network's efficiency.

    --  A Euro 8 million increase in the insurance premiums.

    3.1.2 The electricity business in Europe

    The European electricity business's operating profits were Euro 174 million in the first nine months of 2003, an increase of 83.2% on the same period of 2002. Both 2002 and 2003's figures correspond almost entirely to Endesa Italia.
    Trading operations in Europe, whose results were neutral, are included under sales and electricity purchases.

    ENDESA Italia

    The Italian company made operating profits of Euro 181 million, a rise of 72.4% on January-September 2002. The table below shows changes in Endesa Italia's operating profits between the two periods.


Endesa Italia key data
----------------------------------------------------------------------
                                        Euro million
----------------------------------------------------------------------
                              Sept-30th-03  Sept-30th-02 Change Chg %
----------------------------------------------------------------------
Revenue                                859           742    117  15.8
----------------------------------------------------------------------
Other revenue                           42             6     36   N/A
----------------------------------------------------------------------
Energy purchases                       (60)            -    (60)  N/A
----------------------------------------------------------------------
Raw materials                         (474)         (459)   (15)  3.3
----------------------------------------------------------------------
Electricity transmission
 costs                                  (3)            -     (3)  N/A
----------------------------------------------------------------------
Personnel expenses                     (48)          (53)     5  -9.4
----------------------------------------------------------------------
Depreciation                           (83)          (84)     1  -1.2
----------------------------------------------------------------------
Other expenses                         (52)          (47)    (5) 10.6
----------------------------------------------------------------------
Operating profit                       181           105     76  72.4
----------------------------------------------------------------------


    Endesa Italia's revenue was 15.8% higher in the first nine months of 2003 than in the same period of 2002. This was due to a 4.9% increase in electricity sold and a 12% rise in the sale price.
    The company sold 13,707 GWh of electricity in January-September 2003, of which 1,007 GWh were from third parties, for a cost of Euro 60 million. Endesa Italia generated 12,700 GWh compared with 13,084 GWh in the same period of 2002.
    This decline in output was the result of a GWh 359 rise in hydro production and a 743 GWh decline in thermal-fired electricity. Despite this lower thermal generation, fuel costs increased by 3.3% as a result of higher unit prices. However, these higher unit prices have been passed through to the sale price, resulting in higher gross margin.
    Meanwhile, Endesa Italia's operating revenues in the first nine months of 2003 include the effect of the cancellation of the so-called "hydro penalty" (Euro 24 million) from January 1, 2002, which was agreed by the Italian authorities in the second quarter of this year.
    In short, figures for Endesa Italia's performance in the first nine months of this year confirm that it continues to perform better than envisaged in its business plan.

    3.1.3 The Latin American electricity business

    Generation and demand evolution

    Compared to the same period in 2002, electricity demand increased significantly in January-September 2003 in the Latin American countries where Endesa operates.
    This growth has coincided with the first signs that the region is recovering from the economic crisis of 2002, and suggests that Endesa's Latin American electricity business will see solid improvement the moment these symptoms consolidate.
    The table below shows the generation and distribution figures of Endesa's Latin American subsidiaries in the first nine months of 2003 versus the same period of 2002.


                                Generation (GWh)    Distribution (GWh)
----------------------------------------------------------------------
                         Sept-30th-03   % Chg vs 2002 Sept-30th- %Chg
                                                            03    vs
                                                                 2002
----------------------------------------------------------------------
Chile                          12,352             2.7     7,812   6.2
----------------------------------------------------------------------
Colombia                        7,932            -1.6     6,873   2.0
----------------------------------------------------------------------
Argentina                       8,262            27.1     9,515   4.0
----------------------------------------------------------------------
Brazil                          2,086            19.1     9,694   5.3
----------------------------------------------------------------------
Peru                            3,535             8.4     2,953   2.1
----------------------------------------------------------------------
TOTAL                          34,167             8.1    36,847   4.2
----------------------------------------------------------------------


    The increase in power generated and distributed contrast with the decline reported for these same indicators over the same period in 2002 versus the previous year, confirming the economic recovery of the region.

    Evolution of key economic parameters

    Despite the recovery signs, the economic results of Endesa's Latin American electricity businesses in the first nine months of 2003 still show the after-effects of the varying degrees of economic difficulties suffered in the region in 2002. Particularly damaging was the scale of currency devaluations versus the euro between the first nine months of 2002 and 2003, which ranged from 14% in the Argentine peso to 30% in the Colombian peso.
    However, measured in local currencies and in US$, earnings were far more stable.
    Operating profits of Latin American electricity business were Euro 791 million in January-September 2003, a fall of 18.2% versus the same period last year. Conversely, they increased 7.5% in local currency terms, while in US$ the decline was a much smaller 1.7%.
    The next table sets out the operating cash flow and operating profit of Endesa's Latin American electricity business with a breakdown by activity:


                                       Euro million
----------------------------------------------------------------------
                       Operating cash flow        Operating profit
----------------------------------------------------------------------
                   Sept-30th- Sept-30th- %Chg Sept-30th-  Sept-   %Chg
                           03        02              03  30th-02
----------------------------------------------------------------------
Generation                586       677 -13.4       431     474  -9.1
----------------------------------------------------------------------
Distrib. and
 transmission             549       723 -24.1       396     510 -22.4
----------------------------------------------------------------------
Others (*)                (32)      (11)  N/A       (36)    (17)  N/A
----------------------------------------------------------------------
Total                   1,103     1,389 -20.6       791     967 -18.2
----------------------------------------------------------------------
   (*) 2002 data include distributor Rio Maipo, which was sold in the first half of 2003 so does not figure in the operating profits for this year.


    The following table shows the operating cash flow and operating profit of Latin American power generation and distribution firms in the first nine months of 2003 and 2002, broken down by the countries where Endesa operates through consolidated subsidiaries.



                              Operating cash flow    Operating profit
----------------------------------------------------------------------
                            Sept-    Sept-  % Chg  Sept-  Sept- % Chg
                           30th-03  30th-02       30th-03 30th-
                                                            02
----------------------------------------------------------------------
Generation
----------------------------------------------------------------------
Chile                          210     300  -30.0     143   230 -37.8
----------------------------------------------------------------------
Colombia                       141     139    1.4     110    95  15.8
----------------------------------------------------------------------
Brazil                          29      45  -35.6      24    36 -33.3
----------------------------------------------------------------------
Peru                           110     120   -8.3      80    89 -10.1
----------------------------------------------------------------------
Argentina                       96      73   31.5      74    24 208.3
----------------------------------------------------------------------
TOTAL Generation               586     677  -13.4     431   474  -9.1
----------------------------------------------------------------------

----------------------------------------------------------------------
Distribution and
 Transmission
----------------------------------------------------------------------
Chile                          116     140  -17.1     104   125 -16.8
----------------------------------------------------------------------
Colombia                        93     107  -13.1      46    46     -
----------------------------------------------------------------------
Brazil                         227     347  -34.6     176   289 -39.1
----------------------------------------------------------------------
Peru                            54      64  -15.6      34    41 -17.1
----------------------------------------------------------------------
Argentina                       59      65   -9.2      36     9 300.0
----------------------------------------------------------------------
TOTAL Distrib. and
 Transmission                  549     723  -24.1     396   510 -22.4
----------------------------------------------------------------------


    Note that operating cash flow decline in all these countries was similar to or less than the depreciation versus the euro of their respective currencies, indicating that the figure has risen in local currency terms in almost every country where Endesa operates.
    The Operating cash flow growth in euros figuring for Colombian and Argentine generation business is mainly because the sale prices of our local subsidiaries are pegged to the dollar and, in the case of Argentina, the 27% increase in generation output.
    Brazilian operating profit shows the effect of CIEN's renegotiation of its power supply contract with COPEL. The result is that CIEN posted operating profits as at 30 September 2003 of Euro 72 million, a decrease of Euro 75 million over the same period in 2002. However, if we strip out the effect of forex differences capitalised in that year, operating income in CIEN increased by Euro 20 million.
    Also the Euro 87 million decline in operating profit from Chilean generation owes partly to the Euro 54 million drop in forex differences capitalised, basically in respect of the construction of the Ralco hydroelectric plant, which gave rise to operating revenues under "capitalised expenses". Stripping out this effect, the decline in operating profit from Chilean generation business would be 18.7%. This is in line with the dollar's devaluation against the euro in the same period, which shows how the company's revenues are linked to the dollar.
    In other countries too, the declines in operating profit were less than the depreciation of local currencies. However, it is likely that a large part of 2002's devaluations will be recovered in future, as they are progressively passed through to sales prices.

    3.2 Financial results

    Endesa reported financial losses of Euro 528 million in the first nine months of 2003, an improvement of Euro 1,071 million on the figure in 2002.

    This breaks down as follows:



                                       Euro million
----------------------------------------------------------------------
                            Sept-30th-03   Sept-30th-02   Change % Chg
----------------------------------------------------------------------
Financial expenses                (1,136)        (1,122)    (14) -1.2
----------------------------------------------------------------------
Financial revenues                   201            171      30  17.5
----------------------------------------------------------------------
Net financial expenses              (935)          (951)     16   1.7
----------------------------------------------------------------------
Forex differences                    314           (835)  1.149   N/A
----------------------------------------------------------------------
Monetary correction                   97            192     (95)-49.5
----------------------------------------------------------------------
Change in provisions                  (4)            (5)      1  20,0
----------------------------------------------------------------------
Total financial result              (528)        (1,599)  1,071  67.0
----------------------------------------------------------------------


    3.2.1 Debt reduction

    Endesa reduced its debt by Euro 4,769 million in the first nine months of 2003, to a 30 September figure of Euro 17,978 million.

    This reduction was the result of:

    -- Transactions in the period, which reduced the debt total by Euro 1,739 million. Section 5 of this Note details the sources and applications of funds giving rise to this change.

    -- The issue of preference shares for Euro 1,500 million by Endesa Capital Finance LLC represented a fund inflow of Euro 1,388 million.

    -- Minority shareholders subscribed to Euro 580 million in Enersis's capital increase, which increased the company's equity while taking the same amount off its debt.

    -- Exchange rate fluctuations versus the euro in countries where consolidated companies hold debt reduced book debt by Euro 762 million.

    -- A reduction of Euro 300 million corresponding to debt held by divested companies.

    Note that the debt reduction and increase in equity of the first nine months of the year, as sourced from earnings for the period and the contributions of shareholders outside Endesa, brought a significant improvement in the company's gearing. Specifically, debt to equity plus minorities fell by 78 points, from 203% at the 2002 close to 125% on 30 September 2003. Even considering the preferred shares issued in March 2003 as debt, gearing fell to 152% at the end of the third quarter 2003, a significant improvement since year end 2002.

    3.2.2 Net financial expenses

    Endesa's total debt had an average cost of 5.24% in the first nine months of 2003, while the cost of its debt ex Enersis was 4.32%.
    Net financial expenses, at Euro 935 million, were Euro 16 million lower than in the same period last year.
    The table below gives a breakdown of debt by business area and its average costs in the first nine months of 2003:


                                  Debt at Sept- % Chg vs Dec-  Average
                                        30th-03    31st-02   cost 2003
----------------------------------------------------------------------
Spanish electricity business              7,196      -23.4       4.51
----------------------------------------------------------------------
Latin American electricity business       7,239      -24.6       6.76
----------------------------------------------------------------------
    Enersis                               5,224      -25.2       7.69
----------------------------------------------------------------------
    Others                                2,015      -22.9       4.54
----------------------------------------------------------------------
European electricity business             1,735        6.6       2.98
----------------------------------------------------------------------
Other businesses                          1,808      -15.0       4.14
----------------------------------------------------------------------
TOTAL                                    17,978      -21.0       5.24
----------------------------------------------------------------------


    3.2.3 Foreign exchange differences

    Net forex differences in the first nine months of 2003 gave a gain of Euro 314 million. Of this amount, Euro 108 million owed to differences arising on the cancellation of the US$ 825 million debt held by Endesa in Spain and its replacement by debt in euros.
    A further Euro 79 million of positive forex differences corresponded to the Argentine peso's 15.4% appreciation against the US dollar in the period. However, Endesa has not counted the forex gains of Argentine affiliates towards earnings, but, following prudent accounting policies, instead included them under provisions.

    3.3 Equity income

    The earnings of equity consolidated companies attributable to Endesa were zero in the period, an improvement of Euro 89 million versus the first nine months of 2002.
    This was achieved despite the company's disposal of its stake in Repsol and its 7% of Red Electrica, thanks to Euro 120 million less in reported losses from Auna and Smartcom, totalling Euro 53 million to 30 September 2003 versus Euro 173 million in the same period of 2002.
    A good performance from Auna reduced its negative contribution to Endesa earnings from Euro 135 million in the first nine months of 2002 to Euro 28 million one year later, concluding with a near-zero result in the third quarter of 2003.
    By 30 September 2003, Auna had 7,670,000 mobile phone clients (1,210,000 more than at 31 December 2002) and had increased its cable network clients by 20% in the year to 620,000.
    Chilean mobile operator Smartcom posted operating cash flow of Euro 16.3 million for the January-September period. Endesa's share in these losses dropped from Euro 38 million in January-September 2002 to Euro 25 million in the same period this year.
    The Chilean company had 1,070,000 clients on 30 September 2003, 13% more than at the end of 2002, giving it a market share of 16.2%.

    3.4 Extraordinaries

    Endesa posted extraordinaries of Euro 540 million in the first nine months of 2003.

    The main items making up this balance were:

    -- The Euro 514 million capital gain from the sale of the peninsular transmission network.

    -- The Euro 152 million capital gain from the sale of several Spanish real estate assets.

    -- The Euro 44 million capital gain from the sale of a 7% shareholding in Red Electrica de Espana.

    --  The Euro 13 million capital gain form the sale of MADE
        Tecnologias Renovables.

    -- The Euro 8 million capital loss on the sale of its Repsol stake.

    -- The Euro 110 million capital gain raised by Enersis on the sale of Rio Maipo.

    Note that goodwill was amortised with the part of this gain corresponding to Endesa's 65% stake in Enersis, i.e. Euro 71 million, by netting it under extraordinaries. The remainder, corresponding to minority shareholders, has been taken to the minority interests account. The result is that the Rio Maipo sale has had no effect on Endesa's net profit.

    -- A provision charge of Euro 135 million for risks associated to the electricity business in Spain.

    -- A provision charge of Euro 82 million for risks associated to the electricity business in Latin America.

    The above sum includes a Euro 58 million charge for Argentine investments on top of the Euro 145 million provisioned in 2002.
    This allocation flows from the improved performance of Argentine subsidiaries in the first nine months of 2003, due largely to the favourable performance of the peso, and reflects Endesa's decision to keep its local investments valued at zero for reasons of accounting prudence, alongside its proportional share of loans held in the country both direct and indirect.

    4. Information by business line

    The table below shows Endesa's main P&L and balance sheet figures as of 30 September 2003, with a breakdown by business line.


                                        Euro million
----------------------------------------------------------------------
                          Revenue  Operating   Net profit    Fixed
                                      profit                tangible
                                                             assets
----------------------------------------------------------------------
Generation                   3,118        835         424       8,201
----------------------------------------------------------------------
Distribution                 4,154        460         673       6,503
----------------------------------------------------------------------
Supply                       1,147         59          29           8
----------------------------------------------------------------------
Latin America                2,598        791          48       8,819
----------------------------------------------------------------------
Europe                       1,389        174          29       2,489
----------------------------------------------------------------------
Other businesses               117         17         (36)        368
----------------------------------------------------------------------
Services                       167         16           6          55
----------------------------------------------------------------------
Corporate structure            136        (57)        (28)         17
----------------------------------------------------------------------


    5. Cash flow and investments

    Cash flow from operations came to Euro 2,831 million in the first nine months of 2003, a 0.8% higher than a year earlier.
    This cash flow covered all of the company's Euro 1,518 million investments in January-September 2003, the payment of Euro 723 million to Endesa shareholders as a dividend from 2002 earnings, Euro 86 million in dividend payments to minority shareholders of subsidiaries, and the payment of provisioned obligations summing Euro 341 million, basically relating to labour force reduction plans.
    The Euro 2,387 million divestments for the first nine months had the following breakdown:


                                                    Euro million
----------------------------------------------------------------
Peninsular transmission network                             957
----------------------------------------------------------------
Repsol                                                      504
----------------------------------------------------------------
Real Estate Assets                                          385
----------------------------------------------------------------
Red Electrica de Espana                                     102
----------------------------------------------------------------
Rio Maipo                                                   153
----------------------------------------------------------------
Canutillar Power Plant                                      156
----------------------------------------------------------------
Infraestructura 2000                                         49
----------------------------------------------------------------
Latin American transmission assets                           26
----------------------------------------------------------------
Made                                                         25
----------------------------------------------------------------
Others                                                       30
----------------------------------------------------------------
TOTAL                                                     2,387
----------------------------------------------------------------


    Of this amount, Euro 535 million was received as an advance payment in 2002, while the Euro 49 million from the sale of Infraestructura 2000 in Chile was still outstanding at 30 September 2003.
    Investments in the first nine months of 2003 totalled Euro 1,518 million, as stated.
    This is 34.1% less than the outlays of the same period in 2002, in keeping with the goals of Endesa's 2002-2006 Strategic Plan.


                                               Euro million
                                Sept-30th-03    Sept-30th-02    Chg %
----------------------------------------------------------------------
Tangibles                              1,331           1,455     -8.5
----------------------------------------------------------------------
Intangibles                               42              57    -26.3
----------------------------------------------------------------------
Financial                                130             666    -80.5
----------------------------------------------------------------------
Acquisition of shares in
 consolidated companies                   15             127    -88.2
----------------------------------------------------------------------
Total investments                      1,518           2,305    -34.1
----------------------------------------------------------------------


    The following table gives a breakdown of tangible investments by business line:


                                     Euro million
                  Electricity business           Other       Total
                Spain  Latin America  Europe   businesses
-------------------------------------------------------------------
Generation         339          168        220        -        727
-------------------------------------------------------------------
Distribution       393          145          -        -        538
-------------------------------------------------------------------
Others              34            8          1       23         66
-------------------------------------------------------------------
Total              766          321        221       23      1,331
-------------------------------------------------------------------


    Note also that tangible investment in Spanish electricity business rose 10.5 % in January-September 2003 versus the same period in 2002, in line with the 2002-2006 Strategic Plan.
    This increase results from a 7.6% increase in investment in generation facilities and a 12.6% increase in investment in distribution facilities.
    In the first nine months of the year ENDESA completed the construction of the following generation facilities: Tarragona combined-cycle plant (400 MW), the 70 MW steam turbine that completes Son Reus I combined-cycle facility in the Balearic Islands, with a total capacity of 226 MW, two 70 MW gas turbines of the Son Reus II combined-cycle, two 70 MW gas turbines of Barranco de Tirajana combined-cycle (Gran Canaria), two 25 MW gas turbines in Arona (Tenerife), 12 MW diesel group in Melilla power plant, 74 MW in new wind farms and 16 MW in biomass facilities.
    The company also approved plans to convert its 1,400 MW As Pontes station (La Coruna), so it can operate with imported coal.
    Additionally, work continued on repowering Endesa Italia's thermal station network. In September was completed the conversion to combined cycle of groups 1 and 2 at Ostiglia Power Plant with 400 MW each, the conversion to coal of the group 3 at Fiume Santo Power Plant with 330 MW, that is, 10 MW more that before the convesion.

    6. Financial operations

    Endesa issued in the first nine months of 2003 preferred shares for Euro 1,500 million through Endesa Capital Finance LLC, together with various long-term financial transaction totalling Euro 2,250 million and with an average life of 6.2 years.
    These long term financing transactions significantly increased Endesa's cash position in Spain totalling Euro 4,735 million, comprising Euro 1,985 million cash and equivalents and Euro 2,750 million long term undrawn credit lines. This is more than enough to cover the amounts due on its debt in 2003, 2004 and 2005.
    In the third quarter of 2003 ENDESA extended two additional years the term of the long term credit facilities, that now mature between 2008 and 2009.
    In Latin America, once ENERSIS and ENDESA of Chile completed in May the refinancing of their bank debt for an amount of US$ 2,230 million, in July the latter carried out bond issues in the US market for amount of US$ 400 and US$ 200 million and 10 and 12 year of maturity respectively.
    Part of these funds, together with the first tranche of ENERSIS's capital increase, the sale of assets and the cash flow generated, allowed the early repayment of US$ 844 million of the bank debt renegotiated in May, lowering the outstanding amount to 64% of the original.
    As of 30 September 2003, the Enersis Group held cash of Euro 518 million.

    Interim dividend

    On October 21st 2003 ENDESA's Board of Directors has agreed to pay an interim gross dividend against 2003 earnings of 0.264 euros per share.
    This interim dividend will be paid on January 2nd 2004 through the Banks and other Financial Entities to be announced.
    This amount is the same as the interim dividend paid last January against 2002 earnings.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es

    CONTACT: Endesa
             David Raya, 212-750-7200
             North America Investor Relations Office




                                    ENDESA S.A. AND SUBSIDIARIES
                                    CONSOLIDATED BALANCE SHEETS
                           AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
                                            (Unaudited)

                                       -------------------------------------------------------------
                                           Euro Million
                                       -------------------------------------------------------------
ASSETS                                     Sept. 30 '03       Dec 31'02     Variation
                                       -----------------------------------------------
Utility plant and intangible assets                 27,288          28,259       (971)        -3.44%
Financial investments                                6,864           7,533       (669)        -8.88%
Goodwill                                             4,612           4,970       (358)        -7.20%
Deferred charges                                       730             538        192         35.69%
Current assets                                       8,451           6,876      1,575         22.91%
TOTAL                                               47,945          48,176       (231)        -0.48%
                                       --------------------


                                       -------------------------------------------------------------
STOCKHOLDERS' EQUITY                       Euro Million
                                       -------------------------------------------------------------
AND LIABILITES                             Sept. 30 '03       Dec 31'02     Variation
                                       -----------------------------------------------
Stockholder's equity                                 8,821           8,043        778          9.67%
  Subscribed capital stock                           1,271           1,271
  Reserves                                           9,525           8,728        797          9.13%
  FX translation differences                        (3,120)         (3,226)       106          3.29%
  Income allocable to the controlling
   company                                           1,145           1,270       (125)        -9.84%
Minority interests                                   5,521           3,175      2,346         73.89%
Negative goodwill                                       12              13         (1)        -7.69%
Deferred revenues                                    1,387           1,356         31          2.29%
Provisions for contingencies and
 expenses                                            4,404           4,221        183          4.34%
Long term debt                                      19,064          19,786       (722)        -3.65%
Current liabilities                                  8,736          11,582     (2,846)       -24.57%
TOTAL                                               47,945          48,176       (231)        -0.48%
                                       --------------------



                                        ENDESA S.A. AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF INCOME
                             FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
                                                (Unaudited)


                                                             -----------------------------------------------
                                                              Euro Million
                                                             -----------------------------------------------
                                                              Sept. 30 '03  Sept. 30 '02 Variation
                                                             -------------------------------------
OPERATING REVENUES                                                  12,291        12,488     (197)    -1.58%
  Sales                                                             11,995        12,116     (121)    -1.00%
  Capitalized expenses                                                 124           240     (116)   -48.33%
  Other operating revenues                                             172           132       40     30.30%

OPERATING EXPENSES                                                   9,996        10,225     (229)    -2.24%
  Purchases                                                          6,976         7,030      (54)    -0.77%
    Electricity purchased                                            4,573         4,721     (148)    -3.13%
    Raw materials and other supplies                                 1,805         1,781       24      1.35%
    Power transmission and other external expenses                     598           528       70     13.26%
  Personnel expenses                                                   880           919      (39)    -4.24%
  Depreciation and amortization                                      1,180         1,333     (153)   -11.48%
  Change in operating provisions                                        45            45
  Other operating expenses                                             915           898       17      1.89%

OPERATING INCOME                                                     2,295         2,263       32      1.41%

FINANCIAL REVENUES                                                     710           880     (170)   -19.32%
  Financial revenues                                                   201           171       30     17.54%
  Foreign exchange gains                                               412           517     (105)   -20.31%
  Monetary adjustments                                                  97           192      (95)   -49.48%

FINANCIAL EXPENSES                                                   1,238         2,479   (1,241)   -50.06%
  Financial expenses                                                 1,136         1,122       14      1.25%
  Change in provisions for financial investments                         4             5       (1)   -20.00%
  Foreign exchange losses                                               98         1,352   (1,254)   -92.75%

FINANCIAL INCOME (LOSS)                                               (528)       (1,599)   1,071     66.98%

  Equity in the income (loss)  of companies carried by the
   equity method                                                                     (89)      89    100.00%
  Amortization of goodwill and reverse negative goodwill              (219)         (262)      43    -16.41%
ORDINARY INCOME (LOSS)                                               1,548           313    1,235    394.57%

NONOPERATING INCOME (LOSS)                                             540           574      (34)    -5.92%

CONSOLIDATED INCOME BEFORE INCOME TAXES                              2,088           887    1,201    135.40%
  Income taxes                                                         495            45      450   1000.00%

CONSOLIDATED INCOME FOR THE YEAR                                     1,593           842      751     89.19%
  Income allocated to minority interests                               448          (260)     708    272.31%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY             1,145         1,102       43      3.90%
  Net income per share (expressed in euros)                           1.08          1.04     0.04      3.90%
                                                             --------------

                                                             --------------
Cash flow                                                            2,831         2,809       22      0.78%
EBITDA                                                               3,475         3,596     (121)    -3.36%
                                                             --------------




                      ENDESA S.A. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME
                            BY BUSINESS LINES
                 FOR THE PERIOD ENDED SEPTEMBER 30, 2003
                               (Unaudited)
                                                                          Amounts in Euro Million

                                                                            DOMESTIC       LATAM     EUROPE     OTHER
                                                                           ELECTRICITY ELECTRICITY ELECTRICITY BUSINESESS
 -----------------------------------------------------------------------------------------------------------------------
 OPERATING REVENUES                                                               8,044      2,664      1,432       151
   Sales                                                                          7,891      2,598      1,389       117
   Capitalized expenses                                                              86         10         13        15
   Other operating revenues                                                          67         56         30        19

 OPERATING EXPENSES                                                               6,731      1,873      1,258       134
   Purchases                                                                      4,783      1,062      1,063        68
     Electricity purchased                                                        3,258        747        568
     Raw materials and other supplies                                             1,140        130        489        46
     Power transmission and other external expenses                                 385        185          6        22
   Personnel expenses                                                               624        186         55        15
   Depreciation and amortization                                                    762        312         83        23
   Change in operating provisions                                                    31         13                    1
   Other operating expenses                                                         531        300         57        27

 OPERATING INCOME                                                                 1,313        791        174        17

 FINANCIAL REVENUES                                                                 131        506          3        70
   Financial revenues                                                                88        105          3         5
   Foreign exchange gains                                                            43        304                   65
   Monetary adjustments                                                                         97

 FINANCIAL EXPENSES                                                                 476        655         39        68
   Financial expenses                                                               476        559         39        62
   Change in provisions for financial investments                                                                     4
   Foreign exchange losses                                                                      96                    2

 FINANCIAL INCOME (LOSS)                                                           (345)      (149)       (36)        2

   Equity in the income (loss)  of companies carried by the equity method             5         18         16       (39)
   Amortization of goodwill and reverse negative goodwill                                     (130)       (69)      (20)
 ORDINARY INCOME (LOSS)                                                             973        530         85       (40)

 NONOPERATING INCOME (LOSS)                                                         557        (28)        (1)       12

 CONSOLIDATED INCOME BEFORE INCOME TAXES                                          1,530        502         84       (28)
   Income taxes                                                                     392         73         26         4

 CONSOLIDATED INCOME FOR THE YEAR                                                 1,138        429         58       (32)
   Income allocated to minority interests                                            34        381         29         4

 INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                         1,104         48         29       (36)
 ------------------------------------------------------------------------


 ------------------------------------------------------------------------
   Cash flow                                                                      1,480      1,061        233        57
   EBITDA                                                                         2,075      1,103        257        40
 ------------------------------------------------------------------------




                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                    NATIONAL
                FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
                                   (Unaudited)
DOMESTIC ELECTRICITY BUSINESS
-----------------------------------------------------------------------------------------------------------------------
                                                              Euro Million
                                                            -----------------------------------------------------------
                                                              Sept. 30 '03  Sept. 30 '02 Variation
                                                            --------------------------------------
OPERATING REVENUES                                                    8,044        7,986       58                 0.73%
  Sales                                                               7,891        7,883        8                 0.10%
  Capitalized expenses                                                   86           53       33                62.26%
  Other operating revenues                                               67           50       17                34.00%

OPERATING EXPENSES                                                    6,731        6,808      (77)               -1.13%
  Purchases                                                           4,783        4,944     (161)               -3.26%
    Electricity purchased                                             3,258        3,581     (323)               -9.02%
    Raw materials and other supplies                                  1,140        1,093       47                 4.30%
    Power transmission and other external expenses                      385          270      115                42.59%
  Personnel expenses                                                    624          613       11                 1.79%
  Depreciation and amortization                                         762          797      (35)               -4.39%
  Change in operating provisions                                         31           32       (1)               -3.13%
  Other operating expenses                                              531          422      109                25.83%

OPERATING INCOME                                                      1,313        1,178      135                11.46%

FINANCIAL REVENUES                                                      131           64       67               104.69%
  Financial revenues                                                     88           23       65               282.61%
  Foreign exchange gains                                                 43           41        2                 4.88%

FINANCIAL EXPENSES                                                      476          447       29                 6.49%
  Financial expenses                                                    476          444       32                 7.21%
  Foreign exchange losses                                                              3       (3)             -100.00%

FINANCIAL INCOME (LOSS)                                                (345)        (383)      38                 9.92%

  Equity in the income (loss)  of companies carried by the
   equity method                                                          5           55      (50)              -90.91%
  Amortization of goodwill and reverse negative goodwill                              (6)       6              -100.00%
ORDINARY INCOME (LOSS)                                                  973          844      129                15.28%

NONOPERATING INCOME (LOSS)                                              557          755     (198)              -26.23%

CONSOLIDATED INCOME BEFORE INCOME TAXES                               1,530        1,599      (69)               -4.32%
  Income taxes                                                          392          274      118                43.07%

CONSOLIDATED INCOME FOR THE YEAR                                      1,138        1,325     (187)              -14.11%
  Income allocated to minority interests                                 34            2       32              1600.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY              1,104        1,323     (219)              -16.55%
                                                            ----------------

                                                            ----------------
  Cash flow                                                           1,480        1,286      194                15.09%
  EBITDA                                                              2,075        1,975      100                 5.06%
                                                            ----------------




                                 ENDESA S.A. AND
                                  SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                  LATIN AMERICA
                FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
                                   (Unaudited)

LATIN AMERICAN ELECTRICITY  BUSINESS
------------------------------------------------------------------------------------------------------------------
                                                   Euro Million
                                                  ----------------------------------------------------------------
                                                   Sept. 30 '03   Sept. 30  Variation
                                                                     '02
                                                  ------------------------------------
OPERATING REVENUES                                         2,664      3,194      (530)                     -16.59%
  Sales                                                    2,598      2,972      (374)                     -12.58%
  Capitalized expenses                                        10        165      (155)                     -93.94%
  Other operating revenues                                    56         57        (1)                      -1.75%

OPERATING EXPENSES                                         1,873      2,227      (354)                     -15.90%
  Purchases                                                1,062      1,188      (126)                     -10.61%
    Electricity purchased                                    747        861      (114)                     -13.24%
    Raw materials and other supplies                         130        139        (9)                      -6.47%
    Power transmission and other external expenses           185        188        (3)                      -1.60%
  Personnel expenses                                         186        226       (40)                     -17.70%
  Depreciation and amortization                              312        422      (110)                     -26.07%
  Variation in operating provisions                           13         12         1                        8.33%
  Other operating expenses                                   300        379       (79)                     -20.84%

OPERATING INCOME                                             791        967      (176)                     -18.20%

FINANCIAL REVENUES                                           506        800      (294)                     -36.75%
  Financial revenues                                         105        138       (33)                     -23.91%
  Foreign exchange gains                                     304        470      (166)                     -35.32%
  Monetary adjusments                                         97        192       (95)                     -49.48%

FINANCIAL EXPENSES                                           655      1,918    (1,263)                     -65.85%
  Financial expenses                                         559        570       (11)                      -1.93%
  Foreign exchange losses                                     96      1,348    (1,252)                     -92.88%

FINANCIAL INCOME (LOSS)                                     (149)    (1,118)      969                       86.67%

  Equity in the income (loss)  of companies
   carried by the equity method                               18         (4)       22                      550.00%
  Amortization of goodwill                                  (130)      (157)       27                      -17.20%
ORDINARY INCOME (LOSS)                                       530       (312)      842                      269.87%

NONOPERATING INCOME (LOSS)                                   (28)      (201)      173                       86.07%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      502       (513)    1,015                      197.86%
  Income taxes                                                73       (124)      197                      158.87%

CONSOLIDATED INCOME FOR THE YEAR                             429       (389)      818                      210.28%
  Income allocated to minority interests                     381       (279)      660                      236.56%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                      48       (110)      158                      143.64%
                                                  ---------------

                                                  ---------------
  Cash flow                                                1,061      1,306      (245)                     -18.76%
  EBITDA                                                   1,103      1,389      (286)                     -20.59%
                                                  ---------------




                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                     EUROPE
                FOR THE PERIOD ENDED SEPTEMBER 30, 2003 AND 2002
                                   (Unaudited)
EUROPEAN ELECTRICITY BUSINESS
--------------------------------------------------------------------------------------------------------
                                                       Euro Million
                                                     ---------------------------------------------------
                                                       Sept. 30 '03  Sept. 30         Variation
                                                                        '02
                                                     ---------------------------------------------------
OPERATING REVENUES                                             1,432    1,099   333               30.30%
  Sales                                                        1,389    1,091   298               27.31%
  Capitalized expenses                                            13        3    10              333.33%
  Other operating revenues                                        30        5    25              500.00%

OPERATING EXPENSES                                             1,258    1,004   254               25.30%
  Purchases                                                    1,063      806   257               31.89%
    Electricity purchased                                        568      278   290              104.32%
    Raw materials and other supplies                             489      470    19                4.04%
    Power transmission and other external expenses                 6       58   (52)             -89.66%
  Personnel expenses                                              55       58    (3)              -5.17%
  Depreciation and amortization                                   83       84    (1)              -1.19%
  Variation in operating provisions
  Other operating expenses                                        57       56     1                1.79%

OPERATING INCOME                                                 174       95    79               83.16%

FINANCIAL REVENUES                                                 3        3
  Financial revenues                                               3        3

FINANCIAL EXPENSES                                                39       47    (8)             -17.02%
  Financial expenses                                              39       47    (8)             -17.02%

FINANCIAL INCOME (LOSS)                                          (36)     (44)    8               18.18%

  Equity in the income (loss)  of companies carried
   by the equity method                                           16       16
  Amortization of goodwill                                       (69)     (69)
ORDINARY INCOME (LOSS)                                            85       (2)   87             4350.00%

NONOPERATING INCOME (LOSS)                                        (1)     (27)   26               96.30%

CONSOLIDATED INCOME BEFORE INCOME TAXES                           84      (29)  113              389.66%
  Income taxes                                                    26      (34)   60              176.47%

CONSOLIDATED INCOME FOR THE YEAR                                  58        5    53             1060.00%
  Income allocated to minority interests                          29       11    18              163.64%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                          29       (6)   35              583.33%
                                                     ----------------

                                                     ----------------
  Cash flow                                                      233      124   109               87.90%
  EBITDA                                                         257      179    78               43.58%
                                                     ----------------




                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                OTHER BUSINESSES
                FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
                                   (Unaudited)
OTHER BUSINESSES
------------------------------------------------------------------------------------------------------------------
                                               Euro Million
                                               -------------------------------------------------------------------
                                               Sept. 30 '03  Sept. 30 '02 Variation
                                               -------------------------------------
OPERATING REVENUES                                      151           209       (58)                       -27.75%
  Sales                                                 117           170       (53)                       -31.18%
  Capitalized expenses                                   15            19        (4)                       -21.05%
  Other operating revenues                               19            20        (1)                        -5.00%

OPERATING EXPENSES                                      134           186       (52)                       -27.96%
  Purchases                                              68            92       (24)                       -26.09%
    Electricity purchased                                               1        (1)
    Raw materials and other supplies                     46            79       (33)                       -41.77%
    Power transmission and other external
     expenses                                            22            12        10                         83.33%
  Personnel expenses                                     15            22        (7)                       -31.82%
  Depreciation and amortization                          23            30        (7)                       -23.33%
  Variation in operating provisions                       1             1
  Other operating expenses                               27            41       (14)                       -34.15%

OPERATING INCOME                                         17            23        (6)                       -26.09%

FINANCIAL REVENUES                                       70            13        57                        438.46%
  Financial revenues                                      5             7        (2)                       -28.57%
  Foreign exchange gains                                 65             6        59                        983.33%

FINANCIAL EXPENSES                                       68            67         1                          1.49%
  Financial expenses                                     62            61         1                          1.64%
  Change in provisions for financial
   investments                                            4             5        (1)                       -20.00%
  Foreign exchange losses                                 2             1         1                        100.00%

FINANCIAL INCOME (LOSS)                                   2           (54)       56                        103.70%

  Equity in the income (loss)  of companies
   carried by the equity method                         (39)         (156)      117                         75.00%
  Amortization of goodwill                              (20)          (30)       10                        -33.33%
ORDINARY INCOME (LOSS)                                  (40)         (217)      177                         81.57%

NONOPERATING INCOME (LOSS)                               12            47       (35)                       -74.47%

CONSOLIDATED INCOME BEFORE INCOME TAXES                 (28)         (170)      142                         83.53%
  Income taxes                                            4           (71)       75                        105.63%

CONSOLIDATED INCOME FOR THE YEAR                        (32)          (99)       67                         67.68%
  Income allocated to minority interests                  4             6        (2)                       -33.33%

INCOME FOR THE YEAR ALLOCATED TO THE
 CONTROLLING COMPANY                                    (36)         (105)       69                         65.71%
                                               -------------

                                               -------------
  Cash flow                                              57            93       (36)                       -38.71%
  EBITDA                                                 40            53       (13)                       -24.53%
                                               -------------



                                 ENDESA S.A. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF INCOME
                                     ON A QUATERLY BASIS
                                         (Unaudited)


                                                          ------------------------------------
                                                                        Euro Million
                                                          ------------------------------------
                                                            3Q 2003   3Q 2002    Variation
                                                          ------------------------------------
OPERATING REVENUES                                             4,315    3,992  323       8.09%
  Sales                                                        4,233    3,895  338       8.68%
  Capitalized expenses                                            36       71  (35)    -49.30%
  Other operating revenues                                        46       26   20      76.92%

OPERATING EXPENSES                                             3,662    3,316  346      10.43%
  Purchases                                                    2,672    2,284  388      16.99%
    Electricity purchased                                      1,804    1,513  291      19.23%
    Raw materials and other supplies                             651      595   56       9.41%
    Power transmission and other external expenses               217      176   41      23.30%
  Personnel expenses                                             297      293    4       1.37%
  Depreciation and amortization                                  364      460  (96)    -20.87%
  Change in operating provisions                                  12        4    8     200.00%
  Other operating expenses                                       317      275   42      15.27%

OPERATING INCOME                                                 653      676  (23)     -3.40%

FINANCIAL REVENUES                                               216      477 (261)    -54.72%
  Financial revenues                                              63       74  (11)    -14.86%
  Foreign exchange gains                                         143      258 (115)    -44.57%
  Monetary adjustments                                            10      145 (135)    -93.10%

FINANCIAL EXPENSES                                               397      758 (361)    -47.63%
  Financial expenses                                             399      372   27       7.26%
  Change in provisions for financial investments                            3   (3)   -100.00%
  Foreign exchange losses                                         (2)     383 (385)   -100.52%

FINANCIAL INCOME (LOSS)                                         (181)    (281) 100      35.59%

  Equity in the income (loss)  of companies carried by the
   equity method                                                  14      (25)  39     156.00%
  Amortization of goodwill and reverse negative goodwill         (77)     (81)   4      -4.94%
ORDINARY INCOME (LOSS)                                           409      289  120      41.52%

NONOPERATING INCOME (LOSS)                                        76      (92) 168     182.61%

CONSOLIDATED INCOME BEFORE INCOME TAXES                          485      197  288     146.19%
  Income taxes                                                   121      (75) 196     261.33%

CONSOLIDATED INCOME FOR THE YEAR                                 364      272   92      33.82%
  Income allocated to minority interests                          95        7   88    1257.14%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY         269      265    4       1.51%

----------------------------------------------------------
Cash flow                                                        989    1,214 (225)    -18.53%
EBITDA                                                         1,017    1,136 (119)    -10.48%
----------------------------------------------------------






                                 ENDESA S.A. AND
                                  SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                              DOMESTIC ELECTRICITY
                                    BUSINESS
                                  ON A QUATERLY
                                      BASIS
                                   (Unaudited)
DOMESTIC ELECTRICITY BUSINESS
------------------------------------------------------------------------------------------------------------------------
                                                                                                Euro Million
                                                                                      ----------------------------------
                                                                                        3Q 2003   3Q   Variation
                                                                                                  2002
                                                                                      --------------------------
OPERATING REVENUES                                                                         2,970 2,694      276   10.24%
  Sales                                                                                    2,925 2,666      259    9.71%
  Capitalized expenses                                                                        28    15       13   86.67%
  Other operating revenues                                                                    17    13        4   30.77%

OPERATING EXPENSES                                                                         2,548 2,270      278   12.25%
  Purchases                                                                                1,925 1,640      285   17.38%
    Electricity purchased                                                                  1,348 1,173      175   14.92%
    Raw materials and other supplies                                                         444   363       81   22.31%
    Power transmission and other external expenses                                           133   104       29   27.88%
  Personnel expenses                                                                         209   204        5    2.45%
  Depreciation and amortization                                                              226   270      (44) -16.30%
  Change in operating provisions                                                               7    13       (6) -46.15%
  Other operating expenses                                                                   181   143       38   26.57%

OPERATING INCOME                                                                             422   424       (2)  -0.47%

FINANCIAL REVENUES                                                                            51    10       41  410.00%
  Financial revenues                                                                          22    11       11  100.00%
  Foreign exchange gains                                                                      29    (1)      30 3000.00%

FINANCIAL EXPENSES                                                                           160   155        5    3.23%
  Financial expenses                                                                         160   152        8    5.26%
  Foreign exchange losses                                                                            3       (3)-100.00%

FINANCIAL INCOME (LOSS)                                                                     (109) (145)      36   24.83%

  Equity in the income (loss)  of companies carried by the equity method                       1    31      (30) -96.77%
  Amortization of goodwill and reverse negative goodwill                                            (3)       3 -100.00%
ORDINARY INCOME (LOSS)                                                                       314   307        7    2.28%

NONOPERATING INCOME (LOSS)                                                                     9  (118)     127  107.63%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                                      323   189      134   70.90%
  Income taxes                                                                               118    35       83  237.14%

CONSOLIDATED INCOME FOR THE YEAR                                                             205   154       51   33.12%
  Income allocated to minority interests                                                      16     1       15 1500.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                                     189   153       36   23.53%


--------------------------------------------------------------------------------------
  Cash flow                                                                                  467   586     (119) -20.31%
  EBITDA                                                                                     648   694      (46)  -6.63%
--------------------------------------------------------------------------------------




                                                                ENDESA S.A. AND SUBSIDIARIES
                                                             CONSOLIDATED STATEMENTS OF INCOME
                                                             LATINAMERICAN ELECTRICITY BUSINESS
                                                                    ON A QUATERLY BASIS

LATIN AMERICAN ELECTRICITY  BUSINESS
----------------------------------------------------------------------------------------------------
                                                                          Euro Million
                                                        --------------------------------------------
                                                         3Q 2003 3Q 2002         Variation
                                                        --------------------------------------------
OPERATING REVENUES                                           894    911  (17)                 -1.87%
  Sales                                                      873    849   24                   2.83%
  Capitalized expenses                                         1     52  (51)                -98.08%
  Other operating revenues                                    20     10   10                 100.00%

OPERATING EXPENSES                                           682    652   30                   4.60%
  Purchases                                                  404    340   64                  18.82%
    Electricity purchased                                    277    235   42                  17.87%
    Raw materials and other supplies                          52     45    7                  15.56%
    Power transmission and other external expenses            75     60   15                  25.00%
  Personnel expenses                                          64     63    1                   1.59%
  Depreciation and amortization                              102    154  (52)                -33.77%
  Variation in operating provisions                            6    (10)  16                 160.00%
  Other operating expenses                                   106    105    1                   0.95%

OPERATING INCOME                                             212    259  (47)                -18.15%

FINANCIAL REVENUES                                            97    460 (363)                -78.91%
  Financial revenues                                          38     59  (21)                -35.59%
  Foreign exchange gains                                      49    256 (207)                -80.86%
  Monetary adjusments                                         10    145 (135)                -93.10%

FINANCIAL EXPENSES                                           205    562 (357)                -63.52%
  Financial expenses                                         208    182   26                  14.29%
  Change in provisions for financial investments              (1)         (1)                   N/A
  Foreign exchange losses                                     (2)   380 (382)               -100.53%
FINANCIAL INCOME (LOSS)                                     (108)  (102)  (6)                 -5.88%

  Equity in the income (loss)  of companies carried by
   the equity method                                           9     (5)  14                 280.00%
  Amortization of goodwill and reverse negative goodwill     (47)   (45)  (2)                  4.44%
ORDINARY INCOME (LOSS)                                        66    107  (41)                -38.32%

NONOPERATING INCOME (LOSS)                                    51      9   42                 466.67%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      117    116    1                   0.86%
  Income taxes                                                (5)   (51)  46                  90.20%

CONSOLIDATED INCOME FOR THE YEAR                             122    167  (45)                -26.95%
  Income allocated to minority interests                      78     12   66                 550.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY      44    155 (111)                -71.61%


  Cash flow                                                  450    586 (136)                -23.21%
  EBITDA                                                     314    413  (99)                -23.97%






                                                                 ENDESA S.A. AND SUBSIDIARIES
                                                               CONSOLIDATED STATEMENTS OF INCOME
                                                                 EUROPEAN ELECTRICITY BUSINESS
                                                               ON A QUATERLY BASIS

EUROPEAN ELECTRICITY  BUSINESS
----------------------------------------------------------------------------------------------------
                                                                      Euro Million
                                                           -----------------------------------------
                                                            3Q 2003  3Q 2002 Variation
                                                           ---------------------------
OPERATING REVENUES                                               415     315      100         31.75%
  Sales                                                          408     317       91         28.71%
  Capitalized expenses                                             5       1        4        400.00%
  Other operating revenues                                         2      (3)       5       -166.67%

OPERATING EXPENSES                                               401     326       75         23.01%
  Purchases                                                      335     266       69         25.94%
    Electricity purchased                                        179     104       75         72.12%
    Raw materials and other supplies                             153     154       (1)        -0.65%
    Power transmission and other external expenses                 3       8       (5)       -62.50%
  Personnel expenses                                              19      20       (1)        -5.00%
  Depreciation and amortization                                   28      27        1          3.70%
  Other operating expenses                                        19      13        6         46.15%

OPERATING INCOME                                                  14     (11)      25        227.27%

FINANCIAL REVENUES                                                 2       1        1        100.00%
  Financial revenues                                               2       1        1        100.00%

FINANCIAL EXPENSES                                                12      16       (4)       -25.00%
  Financial expenses                                              12      16       (4)       -25.00%

FINANCIAL INCOME (LOSS)                                          (10)    (15)       5         33.33%

  Equity in the income (loss)  of companies carried by the
   equity method                                                   5       5
  Amortization of goodwill and reverse negative goodwill         (23)    (23)
ORDINARY INCOME (LOSS)                                           (14)    (44)      30         68.18%

NONOPERATING INCOME (LOSS)                                               (17)      17           N/A

CONSOLIDATED INCOME BEFORE INCOME TAXES                          (14)    (61)      47         77.05%
  Income taxes                                                   (16)    (39)      23        -58.97%

CONSOLIDATED INCOME FOR THE YEAR                                   2     (22)      24        109.09%
  Income allocated to minority interests                                  (6)       6        100.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY           2     (16)      18        112.50%

  Cash flow                                                       38       4       34       -850.00%
  EBITDA                                                          42      16       26        162.50%




                                                                      ENDESA S.A. AND SUBSIDIARIES
                                                                   CONSOLIDATED STATEMENTS OF INCOME
                                                                         OTHER BUSINESSES
                                                                          ON A QUATERLY BASIS

OTHER BUSINESSES
-------------------------------------------------------------------------------------------------------------
                                                                            Euro Million
                                                           --------------------------------------------------
                                                            3Q 2003  3Q 2002            Variation
                                                           --------------------------------------------------
OPERATING REVENUES                                                36      72    (36)                  -50.00%
  Sales                                                           27      63    (36)                  -57.14%
  Capitalized expenses                                             2       3     (1)                  -33.33%
  Other operating revenues                                         7       6      1                    16.67%

OPERATING EXPENSES                                                31      68    (37)                  -54.41%
  Purchases                                                        8      38    (30)                  -78.95%
    Raw materials and other supplies                               2      33    (31)                  -93.94%
    Power transmission and other external expenses                 6       4      2                    50.00%
  Personnel expenses                                               5       6     (1)                  -16.67%
  Depreciation and amortization                                    8       9     (1)                  -11.11%
  Variation in operating provisions                               (1)      1     (2)                 -200.00%
  Other operating expenses                                        11      14     (3)                  -21.43%

OPERATING INCOME                                                   5       4      1                    25.00%

FINANCIAL REVENUES                                                66       6     60                  1000.00%
  Financial revenues                                               1       3     (2)                  -66.67%
  Foreign exchange gains                                          65       3     62                  2066.67%

FINANCIAL EXPENSES                                                20      25     (5)                  -20.00%
  Financial expenses                                              19      22     (3)                  -13.64%
  Change in provisions for financial investments                   1       3     (2)                  -66.67%

FINANCIAL INCOME (LOSS)                                           46     (19)    65                   342.11%

  Equity in the income (loss)  of companies carried by the
   equity method                                                  (1)    (56)    55                    98.21%
  Amortization of goodwill and reverse negative goodwill          (7)    (10)     3                   -30.00%
ORDINARY INCOME (LOSS)                                            43     (81)   124                   153.09%

NONOPERATING INCOME (LOSS)                                        16      34    (18)                  -52.94%

CONSOLIDATED INCOME BEFORE INCOME TAXES                           59     (47)   106                   225.53%
  Income taxes                                                    24     (20)    44                   220.00%

CONSOLIDATED INCOME FOR THE YEAR                                  35     (27)    62                   229.63%
  Income allocated to minority interests                           1              1                      N/A

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY          34     (27)    61                   225.93%


  Cash flow                                                       34      38     (4)                  -10.53%
  EBITDA                                                          13      13                            0.00%



                          ENDESA S.A. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL
                                    POSITION
                FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
                                   (Unaudited)

                                                                      --------------------------------------------------
                                                                                                Euro Million
                                                                      --------------------------------------------------
FUNDS  OBTAINED FROM                                                      Sept. 30 '03     Sept. 30 '02    Variation
                                                                      --------------------------------------------------
 Operations                                                                          2,831        2,809     22     0.78%
 Disposal of consolidated companies                                                               1,684 (1,684) -100.00%
 Sale of fixed assets                                                                2,387          140  2,247  1605.00%
 Sale of shares of the controlling company                                             122          (13)   135 -1038.46%
 Repayment or transfers to short-term of financial investment                           85          113    (28)  -24.78%
 Capital subsidies and deferred revenues                                               171          186    (15)   -8.06%
 Contributions by minority interests and holders of parent company                   1,968               1,968      N/A
TOTAL FUNDS OBTAINED                                                                 7,564        4,919  2,645    53.77%
                                                                      ---------------------


                                                                      --------------------------------------------------
                                                                                            Euro Million
                                                                      --------------------------------------------------
FUNDS  USED FOR                                                           Sept. 30 '03     Sept. 30 '02    Variation
                                                                      --------------------------------------------------
 Intangible assets and utility plant                                                 1,373        1,512   (139)   -9.19%
 Financial investments                                                                 130          666   (536)  -80.48%
 Acquisition of shares of consolidated companies                                        15          127   (112)  -88.19%
 Dividends of the controlling company                                                  443          724   (281)  -38.81%
 Debt execution costs                                                                  143                 143      N/A
 Capital reduction of the controlling company and dividends allocated
  to minority interests                                                                 86          146    (60)  -41.10%
 Net change of debt                                                                  3,823          792  3,031   382.70%
 Provisions for contingencies and expenses                                             341          239    102    42.68%
TOTAL FUNDS USED                                                                     6,354        4,206  2,148    51.07%
                                                                      ---------------------


                                                                      ---------------------
INCREASE IN WORKING CAPITAL                                                          1,210          713
DECREASE IN WORKING CAPITAL
                                                                      ---------------------




                                   ENDESA S.A.
                                       AND
                                  SUBSIDIARIES
                                    CASH FLOW
                    FOR THE PERIODS ENDED SEPTEMBER 30, 2003
                                    AND 2002
                                   (Unaudited)





                                                         30.09.03 30.09.02     Variacion
                                                     ----------------------------------------
   Income for the year                                      1,145    1,102      43      3.90%
   Income allocated to minority interests                     448     (260)    708    272.31%

   Plus
   Depreciation and amortization                            1,180    1,333    (153)   -11.48%
   Net provisions                                             394      447     (53)   -11.86%
   Amortization of goodwill                                   219      262     (43)   -16.41%
   Equity income                                               16      101     (85)   -84.16%
   Deferred and advanced taxes                                497      157     340   -216.56%
   Cancellation of deferred charges                            46       60     (14)   -23.33%


   Minus
   Capital subsidies and other income                         (64)     (40)    (24)    60.00%
   Monetary adjustments                                       (97)    (192)     95    -49.48%
   Foreign exchange variation                                (198)     835  (1,033)  -123.71%
   Sale of fixed assets                                      (748)  (1,115)    367    -32.91%
   Provisions for fixed assets                                 (7)     119    (126)  -105.88%

   CASH FLOW                                                2,831    2,809      22      0.78%
                                                     -------------





                           Consolidated Balance by business line for the period ended September 30, 2003
                                                                                                            Euro Million
                                                                                                            ------------
                                                                                           Corporate                 Total
                          Generation Distribution Supply Services Europe  Other     Latin  Structure Adjustments Consolidated
                                                                      Businesses   America
Intangible Assets                 28         150    25      42    40        127      82       23        -29         488
Utility plant                  8,201       6,503     8      55 2,489        368   8,819       17        340      26,800
Financial investments          1,131       1,322    20     205   468      1,454   1,215   38,204    -37,155       6,864
Goodwill                           0           9     0       0 1,652        424   2,536        0         -9       4,612
Deferred charges                  23         145     0       0     2          1     183      765       -389         730
Current assets                 1,156       1,230   557      24   468        117   2,380    4,671     -2,152       8,451
  TOTAL                       10,539       9,359   610     326 5,119      2,491  15,215   43,680    -39,394      47,945

Stockholder's equity           4,298       1,825    58      90 1,475        220   2,170   19,266    -20,581       8,821
Minority interests                 0          11     0       2 1,159         50   2,709        0      1,590       5,521
Negative goodwill                 27          68     0       0     0          2      17        0       -102          12
Deferred revenues                 97       1,116     1      44     2         48     139       11        -71       1,387
Provisions for
 contingencies and expenses    1,189       1,757    35     116   125         69     760      329         24       4,404
Long term debt                 3,573       2,726   208       4   933      1,889   7,434   20,645    -18,348      19,064
Current liabilities            1,355       1,856   308      70 1,425        213   1,986    3,429     -1,906       8,736
  TOTAL                       10,539       9,359   610     326 5,119      2,491  15,215   43,680    -39,394      47,945




                          Statement of Income by business line for the period ended September 30, 2003

       Euro Million                                                                        Corporate              Total
                         Generation Distribution Supply Services Europe   Other     Latin  Structure AdjustmentsConsolidated
                                                                      Businesses  America
Revenues                      3,118       4,154 1,147     167  1,389        117   2,598      136       -831      11,995
Other operating revenues         52         112    37       1     43         34      66        9        -58         296
Purchases                    -1,315      -2,672  -713       1 -1,057        -46    -877      -93        394      -6,378
Other external expenses        -295        -582  -376    -107    -63        -49    -485      -51        495      -1,513
Personnel expenses             -247        -266   -27     -31    -55        -15    -186      -53          0        -880
Depreciation and
 amortization + changes in
 provisions                    -478        -286    -9     -15    -83        -24    -325       -5          0      -1,225
Operating income (loss)         835         460    59      16    174         17     791      -57          0       2,295
Financial Income (Loss)        -109        -127    -5       0    -36          2    -149     -104          0        -528
Income from equity method         0           0     0       0    -53        -59    -112        5          0        -219
Nonoperating income (Loss)      -59         468   -10      -7     -1         12     -28      165          0         540
Income before taxes             667         801    44       9     84        -28     502        9          0       2,088
Income Taxes                   -243        -126   -15      -3    -26         -4     -73       -5          0        -495
Minority interests                0          -2     0       0    -29         -4    -381      -32          0        -448
NET INCOME (*)                  424         673    29       6     29        -36      48      -28          0       1,145

(*) Before allocation of Corporate Structure's financial expenses to the businesses.



                                     ENDESA S.A. AND SUBSIDIARIES
                                 PROFORMA CONSOLIDATED BALANCE SHEETS
                                       ENERSIS BY EQUITY METHOD
                                       AS OF SEPTEMBER 30, 2003
                                             (Unaudited)
                                                                                      Euro Million
                                                          ----------------------------------------

    ASSETS                                                                               30.09.03
                                                          ----------------------------------------
    Utility plant and intangible assets                                                    18,615
    Financial investments                                                                   7,921
    Goodwill                                                                                3,159
    Deferred charges                                                                          552
    Current assets                                                                          6,726
    TOTAL                                                                                  36,973
                                                          ----------------------------------------


    STOCKHOLDERS' EQUITY
    AND LIABILITES                                                                       30.09.03
                                                          ----------------------------------------
    Stockholder's equity                                                                    8,821
      Subscribed capital stock                                                              1,271
      Reserves                                                                              9,525
      FX translation differences                                                           (3,120)
      Income allocable to the controlling company                                           1,145
    Minority interests                                                                      2,820
    Negative goodwill                                                                          12
    Deferred revenues                                                                       1,283
    Provisions for contingencies and expenses                                               3,957
    Long term debt                                                                         13,090
    Current liabilities                                                                     6,990
    TOTAL                                                                                  36,973
                                                          ----------------------------------------





                    ENDESA S.A. AND CONSOLIDATED SUBSIDIARIES
                              FINANCIAL INVESTMENTS
                           (ENERSIS BY EQUITY METHOD)
                            AS OF SEPTEMBER 30, 2003
 Euro million                         (Unaudited)       Euro million                       BALANCE
 -------------------------------------------            -------------------------------

 GOODWILL OF GLOBAL CONSOLIDATED COMPANIES       1,402  LONG TERM INVESTMENTS IN
                                                        SECURITIES                                 296
 Endesa Holding Italia                           1,402  Nueva Nuinsa, S.L.                          65
                                                        Euskaltel                                   29
                                                        Teneguia Gestion Financiera
                                                         S.L.                                       20
 INVESTMENTS CARRIED OUT BY EQUITY METHOD               Dicogexsa
  AND GOODWILL                                   5,203                                              18
 Enersis                                         2,274  AIE Asco - Vandellos                        16
 Auna                                            1,029  Lyonnaise D'eaux                            14
 Snet                                              430  DS2                                         13
 Luz de Bogota (Codensa)                                Minas y Ferrocarriles de
                                                   314   Utrillas                                    9
 Capital de Energia (Emgesa)                       256  Minas Gargallo                               8
 Smartcom                                          237  Ecasa                                        8
 Aguas de Barcelona                                116  Reganosa                                     4
 Investluz                                         104  Fondos Inversion Enertch                     4
 Cerj                                               87  Other                                       88
 Tejo                                               62
 Cien                                               48
 Red Electrica de Espana, S.A.  (REE)               26
 Distrilima (Edelnor)                               25  LOANS                                    1,444
 Central Termoelectrica de Fortaleza                23  Endesa's Tariff Deficit                    593
 CPE                                                20  Guarantees and deposits                    318
 Pangue                                             18  Loans to personnel                         103
 Edesur                                             14  Fixed income securities                    100
 Cepm                                                   Endesa's Extrapeninsular Tariff
                                                    13   Deficit                                    91
 Yacilec                                            11  Elcogas                                     70
 ENDITEL I                                          10  Loans to Ecyr subsidiaries                  39
 Cia Eolica Tierras Altas                            8  Auna                                        28
 Coelce                                              7  Emesa                                       22
 Cemsa                                               7  Enditel I                                   12
 Tirme                                               7  Megasa                                      12
 P.E. Sierra del Madero                              4  Tahaddart                                    8
 P.E. Capelada                                       3  NQF Gas                                      8
 P.E. Barbanza                                       3  Gas Alicante                                 7
 Sdad Eolica de Andalucia                            4  Hidroelectrica Camporrels                    6
 Sdad Termica Portuguesa                             4  Soprolif                                     5
 Meridional de Gas                                   4  Other                                       22
 Other                                              35
                                                        Advanced tax and tax credit
                                                         and other                               2,735

                                                        TOTAL FINANCIAL INVESTMENTS and
                                                         GOODWILL                               11,080


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: October 22nd, 2003     By: /s/ David Raya
                                 ------------------------------
                              Name:  David Raya
                              Title: Manager of North America Investor Relations